FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Releases of:

                               October 10, 2002;
                               October 8, 2002;
                               October 7, 2002



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
           Software Development Subsidiary Namtek expands to Shanghai

VANCOUVER, CANADA October 10, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced that its wholly owned subsidiary, Shenzhen Namtek Co., Ltd. ("Namtek") is expanding and has established a new office in Shanghai, PRC. Namtek has leased approximately 4,518 square feet of office space in Shanghai. Namtek has already recruited a couple of engineers in Shanghai and intends to expand its engineering team in Shanghai by recruiting more engineers locally. The new office can accommodate up to 50 engineers. In addition to being a leading commercial center in China, Shanghai is home to some of China's leading Universities, which may enhance Namtek's ability to recruit more software engineers to support the expansion of its business.

Namtek, founded in 1995 and based in Shenzhen, the southern part of China, is a software application provider specialising in embedded software applications for digital consumer electronics products, especially in the Japanese market. With approximately 50 software engineers, Namtek's software development projects include the design and development of software applications for electronic organizers, health PDAs, mobile phones and electronic dictionaries.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward looking statements. For example, the statement regarding expansion of Namtek's business is a forward looking statement. The ability of Namtek to expand its business depends on many factors including the ability to recruit and train software engineers in a timely manner, end-user demand for the customers' products, and competitive pressures. Other factors that might prevent the expansion of business include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
         Begins New Business Manufacturing RF Modules for Mobile Phones

VANCOUVER, CANADA October 8, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced that in addition to its existing business of manufacturing LCD modules for mobile phones, Nam Tai has received orders from a new customer to produce radio frequency, or RF, modules, another key component for mobile phones. Nam Tai is setting up new production lines for this new business temporarily in its existing factory. In order to handle future orders, Nam Tai has reserved another two floors for clean room facilities in its new factory building, which it expects will be completed soon.

"Nam Tai is pleased that it is being afforded the opportunity to advance its manufacturing technology in order to produce RF modules. This new product complements Nam Tai's production of LCD modules and expands Nam Tai's services for OEM customers in the mobile phone market," commented Mr. Tadao Murakami, Nam Tai's Chairman.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the statements regarding future orders and Nam Tai's completion of its new factory building soon are forward looking statements that are subject to the actual receipt of those orders and completion of its factory premises in a timely manner. Other factors that might cause differences in these and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
              To Release Q3/02 Results on Monday, October 28, 2002

VANCOUVER, CANADA, October 7, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its unaudited third quarter results for the period ended September 30, 2002 before the market opens on Monday, October 28, 2002.

The Company will hold a conference call on Monday, October 28, 2002 @ 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, October 25, 2002.

Shareholders,  media, and interested investors are invited to listen to the live
conference   call  by   dialing   (612)   288-0337   or  on  the   internet   at
http://www.namtai.com/news/news.htm.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array
(BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.




The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  October 10, 2002